

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of June 30, 2026

The principal balances and results accumulated for the period ending June 2026 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	1,895,212
Loans and accounts receivables from customers and banks, net	40,043,227
Loans and accounts receivables from customers at fair value, net	449,754
Financial instruments	10,810,480
Financial derivative contracts	10,893,259
Other asset ítems	6,231,399
Total assets	**70,323,331**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,943,771
Time deposits and other time liabilities	18,447,020
Issued debt and regulatory capital instruments	9,868,741
Financial derivative contracts	10,867,660
Other liabilities ítems	12,057,819
Total equity	5,138,320
Total liabilities and Equity	**70,323,331**

Equity attributable to:	
Equity holders of the Bank	4,974,214
Non-controlling interest	164,106

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	1,110,502
Net fee and commission income	296,322
Result from financial operations	155,665
Total operating income	**1,562,489**
Provision for loan losses	(285,583)
Support expenses	(462,300)
Other results	(27,253)
Income before tax	**787,353**
Income tax expense	(115,052)
Net income for the period	**672,301**

Attributable to:	
Equity holders of the Bank	655,761
Non-controlling interest	16,540

JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ANDRES TRAUTMANN B.

Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Junio de 2026

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Junio de 2026 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.895.212
Créditos y cuentas por cobrar a clientes y bancos	40.043.227
Créditos y cuentas por cobrar a clientes a valor razonable	449.754
Instrumentos financieros	10.810.480
Contratos de derivados financieros	10.893.259
Otros rubros del activo	6.231.399
Total Activos	**70.323.331**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.943.771
Depósitos y otras captaciones a plazo	18.447.020
Instrumentos de deuda y capital regulatorio emitidos	9.868.741
Contratos de derivados financieros	10.867.660
Otros rubros del pasivo	12.057.819
Total patrimonio	5.138.320
Total Pasivos y Patrimonio	**70.323.331**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.974.214
Interés no controlador	164.106

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.110.502
Ingresos netos de comisiones	296.322
Resultado de operaciones financieras	155.665
Total ingresos operacionales	**1.562.489**
Gasto de pérdidas crediticias	(285.583)
Gastos de apoyo	(462.300)
Otros resultados	(27.253)
Resultado antes de impuesto	**787.353**
Impuesto a la renta	(115.052)
Utilidad consolidada del periodo	**672.301**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	655.761
Interés no controlador	16.540

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

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